EXHIBIT 99.1

Coastal.com to present at 16th Annual ICR XChange, January 13, 2014

VANCOUVER, British Columbia, Jan. 6, 2014 (GLOBE NEWSWIRE) -- Coastal Contacts Inc. ("Coastal.com" or "the Company") (Nasdaq:COA) (TSX:COA), the leading manufacturer and digital retailer of high-quality glasses and contact lenses announced today that Company management will present at the 16th Annual ICR XChange Conference on January 13th, 2014 at 2:30pm ET. The conference will be held at The JW Marriot, Orlando, Florida.

About Coastal.com

Coastal.com is the leading manufacturer and online retailer of eyewear products offered through a family of world class websites. Established in 2000, the Coastal.com family of brands offers an extensive, in stock selection of prescription eyewear, contact lenses and sunglasses. Coastal.com's vision is to make the process simple, either on-line or at one of our retail showrooms, so our customers can see everything life has to offer. For more information about Coastal.com (Nasdaq:COA), visit www.coastal.com.

CONTACT: Terry Vanderkruyk
         Chief, Corporate Development
         Coastal.com
         604.676.4498
         terryv@coastal.com